UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lifelock, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

53224V100

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53224V100	13G	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer VI & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,540,485 *
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 5,540,485 *
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,485 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 94,146,117 shares of Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2016 (the “Form 10-Q”).

CUSIP No. 53224V100	13G	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners Co-Investment L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,355,764
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 1,355,764
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,485 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 94,146,117 shares of Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q.

CUSIP No. 53224V100	13G	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI Institutional L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 53,457
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 53,457
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,485 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 94,146,117 shares of Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q.

CUSIP No. 53224V100	13G	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners VI L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,131,264
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 4,131,264
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,540,485 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	The percentage of shares beneficially owned as set forth in row 11 above is based on 94,146,117 shares of Common Stock of the Issuer outstanding as of October 28, 2016, as reported in the Form 10-Q.

CUSIP No. 53224V100	13G	Page 6 of 11 Pages

Item 1(a). Name of Issuer:

Lifelock, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

60 East Rio Salado Parkway, Suite 400, Tempe, Arizona 85281

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares (the “Shares”) of common stock (the “Common Stock”) of the Issuer. Bessemer Venture Partners Co-Investment L.P. (“BVP Co-Invest”), Bessemer Venture Partners VI Institutional L.P. (“BVP VI Institutional”) and Bessemer Venture Partners VI L.P. (“BVP VI” and, collectively with BVP Co-Invest and BVP VI Institutional, the “Funds”) directly own shares of Common Stock.

(a)	Deer VI & Co. LLC (“Deer VI”), the sole general partner of each of the Funds;

(b)	BVP Co-Invest, which owns 1,355,764 Shares;

(c)	BVP VI Institutional, which owns 53,457 Shares; and

(d)	BVP VI, which owns 4,131,264 Shares.

Deer VI, BVP Co-Invest, BVP VI Institutional and BVP VI are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners

1865 Palmer Avenue; Suite 104

Larchmont, NY 10583

Item 2(c). Citizenship:

Deer VI — Delaware

BVP Co-Invest — Delaware

BVP VI Institutional — Delaware

BVP VI — Delaware

Item 2(d). Title of Class of Securities:

Class A Common Stock, $0.001 par value

Item 2(e). CUSIP Number:

53224V100

Item 3. Not Applicable.

CUSIP No. 53224V100	13G	Page 7 of 11 Pages

Item 4. Ownership.

The Reporting Persons hold shares of Common Stock.

For Deer VI:

(a)	Amount beneficially owned: 5,540,485 shares of Common Stock

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 5,540,485

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 5,540,485

(iv)	Shared power to dispose or to direct the disposition of: —0—

For	BVP Co-Invest:

(a)	Amount beneficially owned: 5,540,485 shares of Common Stock

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,355,764

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 1,355,764

(iv)	Shared power to dispose or to direct the disposition of: —0—

For	BVP VI Institutional:

(a)	Amount beneficially owned: 5,540,485 shares of Common Stock

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 53,457

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 53,457

CUSIP No. 53224V100	13G	Page 8 of 11 Pages

(iv)	Shared power to dispose or to direct the disposition of: —0—

For BVP VI:

(a)	Amount beneficially owned: 5,540,485 shares of Common Stock

(b)	Percent of class: 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,131,264

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 4,131,264

(iv)	Shared power to dispose or to direct the disposition of: —0—

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

As the general partner of the Funds, Deer VI may be deemed to beneficially own all 5,540,485 Shares held directly by the Funds and have the power to direct the dividends from or the proceeds of the sale of such Shares

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Exhibit 1 sets forth information regarding the identity of members of a group. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 53224V100	13G	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

DEER VI & CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS CO-INVESTMENT L.P.

By: Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI INSTITUTIONAL L.P.

By: Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

BESSEMER VENTURE PARTNERS VI L.P.

By: Deer VI & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Executive Manager

CUSIP No. 53224V100	13G	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit 1.	List of Members of Group